Filed pursuant to Rule
424(b)(3)

File No. 333-284097
OAKTREE STRATEGIC CREDIT FUND
SUPPLEMENT NO. 6 DATED OCTOBER 17, 2025
TO THE PROSPECTUS DATED JANUARY 14, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Strategic Credit Fund (“we,” “our” or the “Company”), dated January 14, 2025 (as supplemented to date, the “Prospectus”). The Prospectus has been filed with the U.S. Securities and Exchange Commission and is available free of charge at www.sec.gov. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to (i) amend certain disclosures appearing in the Prospectus with respect to the exchange or conversion of the Company’s Class D shares, Class S shares and Class T shares and (ii) amend and supplement certain disclosures relating to Brookfield’s ownership of BOH.
Prospectus Summary Amendments:
The fourth paragraph under “
Q: Who is Oaktree?
” on page 1 of the Prospectus is hereby replaced as follows:
Brookfield is a leading global alternative asset manager with over a 100 year history and over $1 trillion of assets under management (inclusive of BOH) across a broad portfolio of real estate, infrastructure, renewable power, credit and private equity assets. On October 13, 2025, Oaktree and Brookfield announced that they have agreed on a proposed transaction whereby Brookfield will acquire the approximately 26% interest in Oaktree that it does not already own such that, upon completion of the proposed transaction, Brookfield will own 100% of Oaktree. The transaction is expected to close in the first quarter of 2026.
The third paragraph under “
Q: What is the difference between the Class
 T, Class
 S, Class
 D and Class
 I Common Shares being offered?
” on page 11 of the Prospectus is hereby replaced as follows:
Class T shares and Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only
(1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only
(1) through fee-based programs,
also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Oaktree, Brookfield or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers, (6) by employees and financial advisors of participating brokers and their immediate family members or (7) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, and subject to the Dealer Manager’s approval, the shares of holders of Class D shares, Class S shares and Class T shares may be converted or exchanged into an equivalent NAV of Class I shares, including in situations where a shareholder exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering. Exchanges or conversion, including those made at the option of shareholders, may require such shareholder to meet the eligibility requirements of the Class into which the shareholder seeks to exchange. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.

Risk Factor Amendments
:
The paragraph under “
Brookfield will have the right to appoint a majority of Oaktree’s board of directors, which could give rise to conflicts of interest or magnify existing conflicts of interest
” on page 79 of the Prospectus is hereby replaced as follows:
In 2019, Brookfield acquired a majority economic interest in BOH, an indirect controlling parent of Oaktree. As part of the 2019 transaction, after an initial period of up to seven years from the date of the transaction closing, Brookfield would have had the right to appoint a majority of Oaktree’s board of directors and assume control of Oaktree’s business if it chose to do so. In addition, on October 13, 2025, Oaktree and Brookfield announced that they have agreed on a proposed transaction whereby Brookfield will acquire the approximately 26% interest in Oaktree that it does not already own such that, upon completion of the proposed transaction, Brookfield will own 100% of Oaktree. The transaction is expected to close in the first quarter of 2026. If Brookfield exercises the right to appoint a majority of Oaktree’s board of directors or if it chooses to assume control of Oaktree’s business this could give rise to conflicts of interest or magnify existing conflicts of interest. See “Potential Conflicts of Interest-Conflicts Relating to Acquisition of BOH by Brookfield” for a discussion of these conflicts.
Potential Conflicts of Interest Amendments:
The second paragraph under “
Conflicts Relating to Acquisition of BOH by Brookfield
” on page 186–187 of the Prospectus is hereby replaced as follows:
There is (and in the future will continue to be) overlap in investment strategies and investments pursued by Oaktree and Brookfield. Nevertheless, Oaktree does not expect to coordinate or consult with Brookfield with respect to investment activities and/or decisions. In connection with the Transaction Closing, Oaktree and Brookfield agreed to the current governance terms under which Oaktree’s current management maintains actual control and management of Oaktree as a registered investment adviser during an initial period ending at the later of (
x
) seven years following the Transaction Closing and (y) Brookfield electing to assume actual control of Oaktree’s business. Brookfield can elect to end the initial period and assume control earlier if certain conditions occur. Such conditions include if: (a) Howard Marks and Bruce Karsh together cease to beneficially own at least 42% of the equity they owned immediately after the Transaction Closing (with certain charitable contributions of equity made between the signing and Transaction Closing treated as post-closing sales for purposes of this calculation) or (b) Howard Marks and Bruce Karsh both cease to be actively and substantially involved in Oaktree’s business. In addition, on October 13, 2025, Oaktree and Brookfield announced that they have agreed on a proposed transaction whereby Brookfield will acquire the approximately 26% interest in Oaktree that it does not already own such that, upon completion of the proposed transaction, Brookfield will own 100% of Oaktree. The transaction is expected to close in the first quarter of 2026. As a result of the foregoing, Brookfield will have the right to appoint a majority of Oaktree’s board of directors and assume control of Oaktree’s business if it chooses to do so.
Description of our Shares Amendments:
The discussion under “Description of our Shares – Common Shares—Class I Shares” on page 206 of the Prospectus is hereby replaced as follows:
Class I Shares
No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares and financial intermediaries will not charge you transaction or other such fees on Class I Shares.
Class I shares are generally available for purchase in this offering only
(1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the

Adviser, Oaktree, Brookfield or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers, (6) by employees and financial advisors of participating brokers and their immediate family members or (7) by other categories of investors that we name in an amendment or supplement to this prospectus.
In certain cases, and subject to the Dealer Manager’s approval, the shares of holders of Class D shares, Class S shares and Class T shares may be converted or exchanged into an equivalent NAV of Class I shares, including in situations where a shareholder exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering. Exchanges or conversion, including those made at the option of shareholders, may require such shareholder to meet the eligibility requirements of the Class into which the shareholder seeks to exchange. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.
Plan of Distribution Amendments:
The fourth paragraph under “Plan of Distribution – General” on page 206 of the Prospectus is hereby replaced as follows:
Class T shares and Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only
(1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only
(1) through fee-based programs,
also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Oaktree, Brookfield or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers, (6) by employees and financial advisors of participating brokers and their immediate family members or (7) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, and subject to the Dealer Manager’s approval, the shares of holders of Class D Shares, Class S Shares and Class T Shares may be converted or exchanged into an equivalent NAV of Class I shares, including in situations where a shareholder exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering. Exchanges or conversion, including those made at the option of shareholders, may require such shareholder to meet the eligibility requirements of the Class into which the shareholder seeks to exchange. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment for Class I shares is $1,000,000, unless waived by the Distribution Manager. If you are eligible to purchase all four classes of shares, you should be aware that participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the Distribution Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.